Lear Corporation

21557 Telegraph Road

Southfield, Michigan 48033

April 24, 2014

VIA EDGAR

Ryan Adams and Susan Block

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Registration Statement on Form S-4 (File No. 333-194579) of Lear Corporation

Dear Mr. Adams and Ms. Block:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lear Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the above-referenced Registration Statement on Form S-4 be declared effective at 4:00 p.m. Eastern Standard Time on Monday, April 28, 2014, or as soon thereafter as practicable.

In connection with this request, the Registrant acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (248) 447-1500 or Erin G. Stone at (312) 558-7244 to provide notice of the effectiveness of the Registration Statement or with any questions regarding this request. Thank you for your assistance in this matter.

Securities and Exchange Commission

April 23, 2014

Respectfully submitted,

Lear Corporation

/s/ Terrence B. Larkin
Executive Vice President, Business Development, General Counsel and Corporate Secretary
Lear Corporation

cc:	Bruce A. Toth

Erin G. Stone